UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

IMAC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

44967K 104

(CUSIP Number)

Matthew C. Wallis

c/o IMAC Holdings, Inc.

1605 Westgate Circle

Brentwood, Tennessee 37027

(844) 266-4622

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44967K 104

1	NAME OF REPORTING PERSON

Matthew C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,151,604 shares of common stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,151,604 shares of common stock
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,151,604 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.7% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Calculated in accordance with Rule 13d-3 of the Exchange Act, based upon 7,243,022 shares of the common stock outstanding on February 28, 2019, as confirmed on such date with Equity Stock Transfer, LLC, the transfer agent of the Issuer.

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CUSIP NO. 44967K 104

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share, of IMAC Holdings, Inc., a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”). The address of the Issuer’s principal executive office is 1605 Westgate Circle, Brentwood, Tennessee 37027. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This Schedule 13D is being filed by the following person:

(i)       Matthew C. Wallis, a natural person and citizen of the United States (“Wallis”).

Wallis is sometimes individually referred to herein as the “Reporting Person”.

Wallis is the Chief Operating Officer and a director of the Issuer. The business address of the Reporting Person is c/o IMAC Holdings, Inc., 1605 Westgate Circle, Brentwood, Tennessee 37027.

Item 2 (d) – (e). During the last five years, Wallis has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Wallis was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Wallis is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person is a founder of the Issuer, and immediately prior to the closing of the Public Offering and the Acquisition Consideration Issuance (as such terms are defined in Item 4 of this Schedule 13D), the Reporting Person owned approximately 37% of the outstanding Common Stock of the Issuer. 475,159 Shares of the Issuer beneficially owned by the Reporting Person were received in connection with the Acquisition Consideration Issuance (as defined in Item 4 of this Schedule 13D) of Common Stock to the Reporting Person on February 22, 2019 as described in Item 4 of this Schedule 13D, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth elsewhere in this Schedule 13D is incorporated by reference into this Item 4.

On February 15, 2019, the Issuer completed the offer and sale of 850,000 units, with each unit consisting of one share of Common Stock and two warrants, each to purchase one share of Common Stock, at a combined price of $5.125 per unit, in an underwritten initial public offering (the “Public Offering”). Pursuant to the terms of a Lock-Up Agreement between the Reporting Person and the underwriters of the Public Offering, the Reporting Person is restricted from selling any Shares for a period of 180 days beginning on the date of completion of the Public Offering, unless otherwise agreed to in writing by the underwriters.

On February 22, 2019, in connection with the closing of the Public Offering and pursuant to acquisition agreements entered into by the Issuer in 2018 for the acquisition of three businesses of which the Reporting Person had been a selling equity holder, the Issuer issued 475,159 Shares at a value of $5.00 (the “Acquisition Consideration Issuance”). The Acquisition Consideration Issuance represented the payment of an aggregate of approximately $2,375,795 in consideration for the 2018 acquisitions.

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CUSIP NO. 44967K 104

Wallis owned 1,676,455 shares of Common Stock of the Issuer (the “Original Shares”) prior to the Public Offering. The Original Shares were issued to Wallis on March 15, 2005 in connection with the organization of the Issuer. The number of Original Shares reflects the Issuer’s 0.68856-for-1 reverse stock split which was effective prior to the effectiveness of the Public Offering.

The Reporting Person beneficially owns or may be deemed to beneficially own his Shares of the Issuer for investment purposes. In his capacity as a director and the Chief Operating Officer of the Issuer, Wallis intends to participate in and influence the affairs of the Issuer. The Reporting Person also intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to the Shares beneficially owned or that may be deemed beneficially owned by him.

The Reporting Person intends to review his investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Person may consider the feasibility and advisability of various alternative courses of action with respect to his investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Person of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

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CUSIP NO. 44967K 104

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of February 28, 2019, Wallis beneficially owned and had sole voting and dispositive power with respect to 2,151,604 Shares, representing approximately 29.7% of the Issuer’s outstanding common stock based upon 7,243,022 shares of the Common Stock outstanding on February 28, 2019, as confirmed on such date with Equity Stock Transfer, LLC, the transfer agent of the Issuer.

(c) Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Shares in the 60 days prior to the filing of this Schedule 13D.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Wallis is an officer and director of the Issuer, and, accordingly, the Reporting Person may have the ability to affect and influence control of the Issuer.

In connection with the Public Offering, Wallis entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, Wallis will not, during the period ending 180 days after the date of the Public Offering (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which he has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Person’s Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended, and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 99.1 and incorporated herein by reference.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships among the person named in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Form of Lock-Up Agreement between the Issuer and the directors, officers and significant stockholders of the Issuer (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 10 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on February 8, 2019).

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CUSIP NO. 44967K 104

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Lock-Up Agreement between the Issuer and the directors, officers and significant stockholders of the Issuer (incorporated by reference to Exhibit A to Exhibit 1.1 to Amendment No. 10 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on February 8, 2019).

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CUSIP NO. 44967K 104

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 12, 2019	Matthew C. Wallis

/s/ Matthew C. Wallis
Matthew C. Wallis

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